Exhibit 99.1

13 June 2022

Dear Shareholders:

On behalf of the Board of Directors, I cordially invite you to attend the 2022 annual general meeting of shareholders (the “AGM”) of Cazoo Group Ltd (the “Company”), which will be held on 29 June 2022 at 41-43 Chalton St, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2022. You will be able to attend the AGM, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2022 and inputting your unique, 16-digit control number included on your Notice Regarding the Availability of Proxy Materials or your proxy card.

In light of COVID-19, and as part of our effort to maintain a safe and healthy environment for our directors, members of management and shareholders who wish to attend the AGM, we believe that making available the option to attend the AGM virtually is in the best interests of the Company and its shareholders.

We have sent our shareholders of record as of the close of business on 6 June 2022 a Notice Regarding the Availability of Proxy Materials. The notice contains instructions on how to access our Proxy Statement and vote online. If you would like to receive a printed copy of our proxy materials from us instead of downloading a printable version from the Internet, please follow the instructions for requesting such materials included in the notice, as well as in the attached Proxy Statement.

Attached to this letter are a Notice of Annual General Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the AGM.

Your vote is important to us. Please act as soon as possible to vote your shares. It is important that your shares are represented at the AGM, whether or not you plan to attend the AGM. Please promptly vote your shares electronically over the Internet, by telephone or, if you receive a paper copy of the proxy card by mail, by returning your signed proxy card in the envelope provided. This will not prevent you from voting your shares in person if you subsequently choose to attend the AGM.

Sincerely,

Alex Chesterman OBE

Chair of the Board and Chief Executive Officer

Table of Contents

Notice of Annual General Meeting (AGM) of Shareholders	3
Proxy Statement and questions and answers about the AGM	5
Proposal (1): increase in authorised share capital	11
Proposal (2): election of Class I directors	12
Proposal (3): re-appointment of Company’s auditors	14
Other matters	15
Additional information	16

Cazoo Group Ltd

41 Chalton Street, London

NW1 1JD

United Kingdom

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON 29 June 2022

NOTICE IS HEREBY GIVEN that the 2022 Annual General Meeting of Shareholders (the “AGM”) of Cazoo Group Ltd (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, will be held at 2:00 p.m. BST, on 29 June 2022 at 41-43 Chalton St, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2022.

The following proposals will be submitted to shareholders for approval at the AGM:

1.	To resolve as an ordinary resolution that the authorised share capital of the Company be increased:

a.	FROM: US$215,500 divided into 1,100,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each,

b.	TO: US$325,500 divided into 2,200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

2.	As an ordinary resolution to elect each of Alex Chesterman, David Hobbs and Moni Mannings, for a term of approximately three years as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2025 and until his or her respective successor is duly elected and qualified.

3.	As an ordinary resolution to approve the re-appointment of Ernst & Young LLP, as the Company’s independent registered auditors for the year ending 31 December 2022 and until the Company’s 2023 annual general meeting of shareholders, and to authorise the Board to fix such auditor’s annual compensation.

The AGM may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.

These items of business are described in the proxy statement that follows this notice. Shareholders of record holding Class A ordinary shares at the close of business on 6 June 2022 are entitled to receive notice of, attend and vote at the AGM, or any postponement or adjournment thereof.

Your vote is important. Voting your shares will ensure the presence of a quorum at the AGM. Please promptly vote your shares by following the instructions for voting by completing, signing, dating and returning your proxy card or by Internet or telephone as described on your proxy card. A proxy card sent by mail must be received no later than 28 June 2022.

By Order of the Board of Directors,

Alex Chesterman OBE

Chair of the Board and Chief Executive Officer

This Notice of Annual General Meeting of Shareholders and Proxy Statement are first being distributed or made available, as the case may be, on or about 13 June 2022.

Cazoo Group Ltd

41 Chalton Street, London

NW1 1JD

United Kingdom

PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON 29 JUNE 2022

This proxy statement (the “Proxy Statement”) is being furnished by and on behalf of the board of directors (the “Board” or the “Board of Directors”) of Cazoo Group Ltd (the “Company,” “we,” “us,” or “our”), in connection with our 2022 Annual General Meeting of Shareholders (the “AGM”).

GENERAL INFORMATION ABOUT THE AGM AND VOTING

When and where will the AGM be held?

The AGM will be held on 29 June 2022 at 41-43 Chalton St, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2022. You will be able to attend the AGM, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2022.

In light of COVID-19, and as part of our effort to maintain a safe and healthy environment for our directors, members of management and shareholders who wish to attend the AGM, we believe that making available the option to attend the meeting virtually is in the best interests of the Company and its shareholders.

What is the purpose of the AGM?

The purpose of the AGM is to vote on the following items described in this Proxy Statement:

Proposal 1: To resolve as an ordinary resolution that the authorised share capital of the Company be increased:

a.	FROM: US$215,500 divided into 1,100,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each,

b.	TO: US$325,500 divided into 2,200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

Proposal 2: To resolve as an ordinary resolution to elect each of Alex Chesterman, David Hobbs and Moni Mannings, for a term of approximately three years as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2025 and until his or her respective successor is duly elected and qualified.

Proposal 3: To resolve as an ordinary resolution to approve the re-appointment of Ernst & Young LLP, as the Company’s independent registered auditors for the year ending 31 December 2022 and until the Company’s 2023 annual general meeting of shareholders, and to authorise the Board to fix such auditor’s annual compensation.

Are there any matters to be voted on at the AGM that are not included in this Proxy Statement?

At the date this Proxy Statement went to press, we did not know of any matters to be properly presented at the AGM other than those referred to in this Proxy Statement. If other matters are properly presented at the meeting or any adjournment or postponement thereof for consideration, and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of proxy materials?

We have elected to furnish proxy materials, including this Proxy Statement, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Shareholders will not receive paper copies of the proxy materials unless they request them.

Instead, on or about 13 June 2022, we mailed to our shareholders the Notice Regarding the Availability of Proxy Materials and Proxy Card (the “Notice and Access Card”), which provides instructions on how to access and review on the Internet all of the proxy materials. The Notice and Access Card also instructs you as to how to authorise via the Internet or telephone your proxy to vote your shares according to your voting instructions. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials described in the Notice and Access Card.

What does it mean if I receive more than one Notice and Access Card or more than one set of proxy materials?

It means that your shares are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Notice and Access Card or set of proxy materials, please submit your proxy by phone, via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope.

Who is entitled to vote at the AGM?

Shareholders of record holding Class A ordinary shares as of the close of business on 6 June 2022 (the “Record Date”) are entitled to receive notice of, attend, and vote at the AGM and any postponement or adjournment thereof.

At the close of business on the Record Date, there were 760,872,476 of our Class A ordinary shares issued and outstanding and entitled to vote. On the basis that voting at the AGM will be conducted by way of a poll, each Class A ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote on each resolution at the AGM. You will need to obtain your own Internet access if you choose to attend the AGM online and/or vote over the Internet.

Can I vote my shares by filling out and returning the Notice and Access Card?

No. The Notice and Access Card identifies the items to be voted on at the AGM, but you cannot vote by marking the Notice and Access Card and returning it. If you would like a paper proxy card, you should follow the instructions in the Notice and Access Card. The paper proxy card you receive will also provide instructions as to how to authorise via the Internet or telephone your proxy to vote your shares according to your voting instructions. Alternatively, you can mark the paper proxy card with how you would like your shares voted, sign the proxy card and return it in the envelope provided.

What is the difference between being a “record holder” and holding shares in “street name”?

A record holder (also called a “registered holder”) holds shares in his or her name. Shares held in “street name” means that shares are held in the name of a bank, broker or other nominee on the holder’s behalf.

What do I do if my shares are held in “street name”?

If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in “street name.” The Notice and Access Card or the proxy materials, if you have elected to receive a hard copy, have been forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by following their instructions for voting. Please refer to information from your bank, broker or other nominee on how to submit your voting instructions.

How many shareholders must be present to hold the AGM?

A quorum must be present at the AGM in order for any business to be transacted. One or more shareholders, present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy, and entitled to vote, holding in aggregate not less than one-third (1/3) of the voting power of Class A ordinary shares in issue carrying a right to vote at such general meetings of the Company constitutes a quorum. If you sign and return your paper proxy card or authorise a proxy to vote electronically or telephonically, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote as indicated in the proxy materials.

What is an abstention and how will abstentions be treated?

An “abstention” represents a shareholder’s affirmative choice to decline to vote on a proposal. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Abstentions have no effect on the proposals.

What are “broker non-votes” and do they count for determining a quorum?

A “broker non-vote” occurs when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a proposal because (1) the broker has not received voting instructions from the shareholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at their discretion. Under current stock exchange interpretations that govern broker non-votes, both Proposal No. 1 and Proposal No. 2 are considered non-discretionary matters, and a broker will lack the authority to vote uninstructed shares at their discretion on such proposals. Broker non-votes have no effect on the proposals, however, they will be considered present for the purpose of determining whether there is a quorum for the AGM.

What if a quorum is not present at the AGM?

If a quorum is not present or represented at the scheduled time of the AGM, (i) the chairperson of the AGM or (ii) a majority in voting power of the shareholders entitled to vote at the AGM, present, may adjourn the AGM until a quorum is present or represented.

How do I vote my shares and what are the voting deadlines?

If you are a shareholder of record, there are four ways to vote:

1.	by Internet-You can vote over the Internet at www.proxyvote.com by following the instructions on the Notice and Access Card or proxy card;

2.	by Telephone-You can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card;

3.	by Mail-You can vote by mail by signing, dating and mailing the proxy card; or

4.	at the AGM-You can vote your shares during the AGM either in person or via the Internet by following the instructions at www.virtualshareholdermeeting.com/CZOO2022. You will need the 16-digit control number provided on your Notice and Access Card, your proxy card or the instructions that accompanied your proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. BST on 28 June 2022. A proxy card sent by mail must be received prior to 28 June 2022. Even if you plan to attend the AGM, we encourage you to vote your shares by proxy. You may still vote your shares at the meeting even if you have previously voted by proxy.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions on how to vote from the bank, broker or holder of record. You must follow the instructions of such bank, broker or holder of record in order for your shares to be voted.

How can I attend and vote at the AGM?

Shareholders of record of our Class A ordinary shares as of the close of business on the Record Date are entitled to participate in the AGM by attending in person or via live webcast at www.virtualshareholdermeeting.com/CZOO2022. You will be able to attend the AGM, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2022 and inputting your unique, 16-digit control number included on your Notice Regarding the Availability of Proxy Materials or your proxy card.

Instructions on how to attend and participate via the Internet, including how to demonstrate proof of share ownership, will be posted at www.virtualshareholdermeeting.com/CZOO2022. Assistance with questions regarding how to attend and participate via the Internet will be provided at www.virtualshareholdermeeting.com/CZOO2022 on the day of the AGM.

To attend and participate in the AGM virtually, you will need the 16-digit control number included in your Notice and Access Card, on your proxy card or on the instructions that accompanied your proxy materials. If your shares are held in “street name,” you should contact your bank or broker to obtain your 16-digit control number or otherwise vote through the bank or broker. If you lose your 16-digit control number, you may join the AGM as a “Guest”, but you will not be able to vote or ask questions. The meeting webcast will begin promptly at 2:00 p.m. BST. We encourage you to access the meeting prior to the start time. Online check-in will begin at 1:45: p.m. BST, and you should allow ample time for the check-in procedures.

If you plan to attend the AGM in person, you should RSVP by emailing ShareholderMeeting@Cazoo.co.uk, no later than 11:59 p.m. BST, on 28 June 2022 to have your name placed on the attendance list. In order to be admitted into the AGM you must present government-issued photo identification (such as a driver’s licence) so that it can be determined by reference to the register of members of the Company that you are entitled to attend and vote at the AGM.

What if during the check-in time or during the AGM, I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the AGM login page.

How does the Board recommend that I vote?

The Board recommends that you vote:

1.	FOR the ordinary resolution that the authorised share capital of the Company be increased.

2.	FOR the election of each of Alex Chesterman, David Hobbs and Moni Mannings, for a term of approximately three years as a Class I director of the Company.

3.	FOR the re-appointment of Ernst & Young LLP, as the Company’s independent registered auditors.

How many votes are required to approve each proposal?

Each of the resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (meaning a simple majority of the votes cast, by or on behalf of, the shareholders of Class A ordinary shares voting together, represented in person or by proxy at the AGM).

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board. The Board’s recommendations are set forth above, as well as with the description of each proposal in this Proxy Statement.

Can I revoke or change my vote after I submit my proxy?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

1.	sending a written statement to that effect to the attention of our Company Secretary at our corporate offices, provided such statement is received no later than 28 June 2022;

2.	voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m., BST, on 28 June 2022;

3.	submitting a properly signed proxy card with a later date that is received no later than 28 June 2022; or

4.	attending the AGM, revoking your proxy and voting again.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the AGM if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the AGM by itself will not revoke your proxy unless you give written notice of revocation to the Company before your proxy is voted or you vote in person at the AGM.

Who will count the votes?

Representatives of Broadridge Investor Communications Services (“Broadridge”) will tabulate the votes, and representatives of Broadridge will act as inspectors of election.

Where can I find the voting results of the AGM?

The voting results will be published following the AGM in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

Will I be able to ask questions at the AGM?

As part of the AGM, we will hold a live Q&A session, during which we intend to answer appropriate questions submitted during the meeting and that relate to the matters to be voted on. We intend to reserve up to ten minutes before the closing of the polls to address questions submitted. Only shareholders that have accessed the AGM as a shareholder (rather than a “Guest”) by following the procedures outlined above in “How can I attend and vote at the AGM?” will be able to submit questions during the AGM.

PROPOSAL NO. 1: INCREASE OF AUTHORISED SHARE CAPITAL

The Company’s authorised share capital is US$215,500 divided into 1,100,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each. It is proposed that the authorised share capital of the Company be increased to US$325,500 divided into 2,200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each (the “Share Increase Proposal”).

On 6 June 2022, a total of (i) 760,872,476 Class A ordinary shares were issued and outstanding; (ii) 41,254,566 Class A ordinary shares were issuable upon the exercise of outstanding warrants; (iii) 147,540,984 Class A ordinary shares were issuable upon conversion of convertible notes; and (iv) 70,701,984 Class A ordinary shares were reserved for issuance upon exercise of equity awards. Accordingly, out of the 1,100,000,000 Class A ordinary shares presently authorised, 79,629,990 Class A ordinary shares remain available for future issuance.

Purpose of Share Increase Proposal

Our Board believes it is in the best interests of the Company to increase the authorised number of shares in order to have additional shares available for issuance as our Board deems appropriate or necessary. As such, the primary purpose of the Share Increase Proposal is to provide the Company with greater flexibility with respect to managing its share capital in connection with such corporate purposes as may, from time to time, be considered advisable by our Board. These corporate purposes could include, without limitation, financing activities, public or private offerings, share dividends or capitalisations, conversions of convertible securities, issuance of options and other equity awards pursuant to our incentive plans, establishing strategic relationships and completing acquisition transactions. Having an increased number of authorised but unissued shares would allow us to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening a special meeting of shareholders for the purpose of approving an increase in our authorised share capital. Our Board will determine whether, when and on what terms the issuance of shares may be warranted in connection with any of the foregoing purposes.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the ordinary resolution to increase the authorised share capital of the Company.

PROPOSAL NO. 2: THE ELECTION OF EACH OF ALEX CHESTERMAN, DAVID HOBBS AND MONI MANNINGS, FOR A TERM OF APPROXIMATELY THREE YEARS AS A CLASS I DIRECTOR OF THE COMPANY

Background

Our Board believes that it is in the best interests of the Company to elect each of Alex Chesterman, David Hobbs and Moni Mannings, for a term of approximately three years as a Class I director of the Company.

Our current directors are divided among the three classes as follows:

1.	our Class I directors are Alex Chesterman, David Hobbs and Moni Mannings whose current terms expire at our 2022 annual general meeting of shareholders and upon the election and qualification of their respective successors;

2.	our Class II directors are Stephen Morana, Duncan Tatton-Brown and Anne Wojcicki, whose current terms expire at our 2023 annual general meeting of shareholders and upon the election and qualification of their respective successors; and

3.	our Class III directors are Luciana Berger, Daniel Och and Lord Rothermere, whose current terms expire at our 2024 annual general meeting of shareholders and upon the election and qualification of their respective successors.

Election and Election of Class I Directors

Our Nominating and Corporate Governance Committee and our Board recommend that we nominate each of our current Class I directors, Alex Chesterman, David Hobbs and Moni Mannings, for election as a Class I director at the AGM. None of the director nominees participated in the discussion and applicable vote regarding his or her election.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he or she is willing, able and ready to serve as a Class I director if elected. Additionally, each of the nominees has certified to us that he or she possesses the necessary qualifications and has sufficient time to fulfil his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings or agreements with respect to the election of David Hobbs or Moni Mannings at the AGM. David Hobbs and Moni Mannings are independent within the meaning of the independent director guidelines of the New York Stock Exchange.

Pursuant to the terms of the Investor Rights Agreement, dated as of August 26, 2021, by and among the Company, Ajax I Holdings, LLC and the other investors party thereto, the Company and such securityholders agreed to take all necessary and desirable action within their control to cause the nominating committee of the board of directors to nominate and recommend to the board of directors Alex Chesterman, for so long as he serves as the Chief Executive Officer of the Company or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Company.

Biographies of Nominees

Set forth below is certain biographical information regarding the background and experience of Alex Chesterman, David Hobbs and Moni Mannings.

Alex Chesterman serves as our Chief Executive Officer and Chairman, positions he has held since 26 August 2021. Mr. Chesterman founded Cazoo Holdings Limited in 2018 and served as its Chief Executive Officer and as a Director since inception. He is one of Europe’s leading digital entrepreneurs and has spent the last twenty years applying data and technology to improve consumer experiences. Previously, in 2008, he founded Zoopla to deliver greater transparency and efficiency to the UK property market and in 2003, he co-founded LoveFilm which transformed the DVD rental market in the UK and Europe. Mr. Chesterman obtained a Bachelor’s Degree in Economics from University College London in 1990.

David Hobbs has served as a Director of the Company since 26 August 2021. Mr. Hobbs served as a Director of Cazoo Holdings Limited prior to 26 August 2021. Mr. Hobbs has served as a Partner of D1 Capital Partners L.P. since 2018, where he leads the fund’s investments in the consumer, industrial and real estate sectors. From 2009 to 2017 he served as a Partner of Tiger Eye Capital, where he led the fund’s investments. Earlier in his career he worked at Centerbridge Partners and The Blackstone Group. Mr. Hobbs serves as a director of Lineage Logistics and Emergent Cold Latin America, cold storage companies. Mr. Hobbs holds a Bachelor’s Degree from the University of Virginia.

Moni Mannings has served as a Director of the Company since 26 August 2021. Ms. Mannings currently serves on the boards of directors of Hargreaves Lansdown PLC, where she serves as Chair of the Remuneration Committee, easyJet PLC, where she serves as Chair of the Remuneration Committee and Investec Bank plc, where she serves as senior independent director and Chair of the Remuneration Committee. From 2000 to 2016 Ms. Mannings served as a partner, board member and executive committee member of Olswang LLP. She previously served as a partner of Dewey Ballantine LLP and Simmons & Simmons. Ms. Mannings holds an LLB (Hons) from the University of Southampton and is qualified as a solicitor under the laws of England and Wales.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the ordinary resolution to elect each of Alex Chesterman, David Hobbs and Moni Mannings as a Class I director of the Company, for a term of approximately three years that expires at the 2025 annual general meeting of shareholders to be held following his or her election, and until the due election and qualification of his or her successor.

PROPOSAL NO. 3: THE RE-APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED AUDITORS

Our Board believes it is in the best interests of the Company to approve the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2022 and until the Company’s 2023 annual general meeting of shareholders and the authorisation for the Board, acting through our audit committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2022.

Principal Auditor Fees

Ernst & Young LLP has served as the Company’s principal auditor since 2019.

The following table represents aggregate fees billed to the Company for professional services rendered by Ernst & Young LLP for the fiscal years ended December 31, 2021 and December 31, 2020.

	Year ended December 31, 2021 (£’000)	Year ended December 31, 2020 (£’000)
Audit fees	2,300	1,280
Audit-related fees	580	-
Tax fees	-	-
Other fees	67	-
Total	2,947	1,280

Audit Fees consist of fees for the audit of the consolidated financial statements of the Company and for the review of the interim financial statements of the Company. The fees reported include reimbursements of out-of-pocket expenses. Audit-Related Fees mainly consist of procedures related to consents and assistance with and review of documents filed with the SEC. No tax fees were paid to Ernst & Young LLP during the period. Other Fees consist of due diligence and other services provided in relation to the 2021 business combination involving the Company.

The audit committee has the authority to pre-approve audit-related and permitted non-audit services to be performed by our independent auditor and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to Ernst & Young LLP for the year ended December 31, 2021.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the ordinary resolution to re-appoint Ernst & Young LLP as the Company’s independent registered auditors for 2022-2023.

OTHER MATTERS

Our Board is currently unaware of any other matters to come before the AGM other than as set forth in the accompanying Notice of Annual General Meeting and as more specifically described in this proxy statement. Each Class A ordinary share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgement as to any other business as may properly come before the AGM.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the U.S. Securities and Exchange Commission (the “SEC”). Our Annual Report on Form 20-F filed with the SEC on 5 May 2022 and other filings with the SEC are available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Company’s investor relations website at https://investors.cazoo.co.uk/. Information contained on our website is not incorporated by reference into this proxy statement, and you should not consider information contained on that website to be part of this proxy statement.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.